Exhibit 99.5

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI NASDAQ ticker symbol; KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES HIGHEST QUARTERLY NET REVENUE IN COMPANY HISTORY OF $19.6 MILLION AND A 15% INCREASE IN AVERAGE PRODUCTION

THOUSAND OAKS, CALIFORNIA, May 14, 2026

All amounts are in U.S. Dollars unless otherwise indicated:

FIRST QUARTER HIGHLIGHTS

●	Revenue, net of royalties was $19.6 million in the first quarter of 2026 compared to $16.4 million for the first quarter of 2025 due to 15% higher production and 2% higher average prices
●	Average production for the first quarter of 2026 was 4,685 BOEPD, an increase of 15% compared to first quarter of 2025 average production of 4,077 BOEPD. The production increase is due to the additional production from the wells that were drilled and completed in 2025
●	Net income for the first quarter of 2026 was $4.0 million, or $0.11 per basic share, compared to the first quarter of 2025 net income of $5.8 million, or $0.16 per basic share. The decrease was due to a mark-to-market unrealized loss on commodity contracts of $2.9 million in the first quarter of 2026 due to the significant increase in oil prices in 2026
●	Adjusted EBITDA(1) was $14.8 million in the first quarter of 2026 compared to $12.8 million in the first quarter of 2025, an increase of 16% due to higher revenue partially offset by higher operating expenses from the higher production in the first quarter of 2026
●	Production and operating expense per barrel averaged $8.00 per BOE in the first quarter of 2026 compared to $7.07 per BOE in the first quarter of 2025. The increase was primarily due to the costs of a workover on a non-operated well, as well as a smaller amount due to the Company’s gas purchaser reassessing prior year gathering and processing fees, which together totaled $0.2 million in the first quarter of 2026. This added $0.48 per BOE to our first quarter operating expenses. The increase was also due to higher water hauling costs compared to the prior year first quarter
●	Average netback from operations(2) for the first quarter of 2026 was $38.41 per BOE, an increase of 2% from the prior year first quarter of $37.55 per BOE. Netback including commodity contracts(2) for the first quarter of 2026 was $37.72 per BOE compared to $37.55 per BOE in the first quarter of 2025. The increases were due to higher average prices
●	At March 31, 2026, the Company had $16.5 million of available borrowing capacity on the credit facility. In May 2026, the credit facility was redetermined and the borrowing capacity was increased from $65 million to $75 million.

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are very happy with the first quarter performance of the Company as we had the highest quarterly revenue and Adjusted EBITDA in the Company’s history even though our average oil price was only $70.31 per barrel in the quarter. First quarter 2026 revenue was $19.6 million with average production increasing by 15% and average prices increasing 2% from the prior year first quarter. With the significant oil price increase only being realized in the final month of the first quarter, we are excited about the Company’s continued growth for the rest of the year. We generated Adjusted EBITDA(1) of $14.8 million in the first quarter of 2026, which was a 16% increase from the prior year first quarter.

“Our net debt at the end of the first quarter was $45 million which was down from $46 million at the end of 2025. We made an additional debt paydown of $4 million in April 2026 with another $4 million paydown expected in May 2026 and, with our annual capital expenditures forecasted to be significantly less than last year, we plan to reduce our debt level down to our forecasted net debt of $25 to $30 million by the end of 2026.

“We are currently drilling the three 1.5 mile lateral wells, the Clifton Mack 11-14-1H, 11-14-2H and the 11-14-3H wells (88.1% working interest). After drilling is complete, the Company plans to perform fracture stimulation operations on the wells with production currently expected in the third quarter of 2026.”

($000’s)	First Quarter 2026	First Quarter 2025	%

Gross revenue	$24,664	$21,020	17%
Net revenue	$19,569	$16,372	20%
Net income	$4,027	$5,765	(30)%
Net income per basic common share	$0.11	$0.16	(31)%

Capital Expenditures	$1,872	$9,953	(81)%
Adjusted EBITDA(1)	$14,818	$12,820	16%

Average production (BOEPD)	4,685	4,077	15%
Average price per BOE	$58.49	$57.39	2%
Netback from operations per BOE(2)	$38.41	$37.55	2%
Netback including commodity contracts per BOE(2)	$37.72	$37.55	-%

	March 31, 2026	December 31, 2025
Cash and Cash Equivalents	$2,692	$2,797
Working Capital	$(5,082)	$(12,573)
Borrowing Capacity	$16,542	$15,542

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Quarter 2026 versus First Quarter 2025

Oil and gas gross revenues totaled $24.7 million in the first quarter of 2026 versus $21.0 million in the first quarter of 2025. Oil revenues increased $3.8 million or 21% to $21.8 million as oil production increased 21% with average oil prices flat between quarters. Natural gas revenues increased $0.2 million, or 19%, to $1.6 million as natural gas prices increased by 24% partially offset by a production decrease of 5%. Natural gas liquids (NGLs) revenues decreased $0.4 million, or 24%, as NGL prices decreased by 28% partially offset by a production increase of 5%.

Average production for the first quarter of 2026 was 4,685 BOEPD, an increase of 15% compared to first quarter of 2025 average production of 4,077 BOEPD. The production increase is due to the additional production from the wells drilled in 2025.

Production and operating expense per barrel averaged $8.00 per BOE in the first quarter of 2026 compared to $7.07 per BOE in the first quarter of 2025. The increase was due to the costs of a workover on a non-operated well, as well as a smaller amount due to the Company’s gas purchaser reassessing prior year gathering and processing fees, which together totaled $0.2 million in the first quarter of 2026. This added $0.48 per BOE to our first quarter operating expenses. The increase was also due to higher water hauling costs compared to the prior year first quarter.

General and administrative expenses for the first quarter of 2026 increased by 15% from the prior year quarter due to an increase in consulting and legal costs.

Finance expense increased $3.5 million in the first quarter of 2026 compared to the prior year quarter due primarily due to a mark-to-market unrealized loss on commodity contracts of $2.9 million in the first quarter of 2026 due to the significant increase in oil prices in 2026.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Thousands of United States Dollars)

	March 31	December 31
	2026	2025

Current Assets
Cash and cash equivalents	$2,692	$2,797
Accounts receivables and other receivables	11,929	8,070
Deposits and prepaid expenses	574	769
Fair value of commodity contracts	-	393
	15,195	12,029

Non-current assets
Property, plant and equipment	277,447	280,172
Right of use assets	1,663	1,741

Total Assets	$$294,305	$293,942

Current Liabilities
Accounts payable and other payables	$16,754	$23,183
Lease liabilities	1,367	1,419
Fair value of commodity contracts	2,156	-
	20,277	24,602

Non-current liabilities
Loans and borrowings	47,794	48,757
Asset retirement obligations	2,286	2,259
Deferred taxes	14,220	14,083
Lease liabilities	349	365
Fair value of commodity contracts	127	-
	64,776	65,464

Equity
Shareholders’ capital	294,689	294,300
Treasury stock	-	(202)
Contributed surplus	26,941	26,183
Accumulated deficit	(112,378)	(116,405)
	209,252	203,876

Total Equity and Liabilities	$294,305	$293,942

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended March 31,
($000’s)	2026	2025
Revenue:
Oil and gas revenue, net of royalties	$19,569	$16,372
Other income	-	1
	19,569	16,373
Expenses:
Production and operating expenses	2,934	2,227
Depletion, depreciation and amortization	5,045	4,063
General and administrative expenses	1,523	1,325
Share based compensation	365	237
	9,867	7,852

Finance Income	2	8
Finance Expense	(4,296)	(783)
Income tax expense	(1,381)	(1,981)

Net income	4,027	5,765
Basic and diluted net income per share	$0.11	$0.16

KOLIBRI GLOBAL ENERGY INC.

FIRST QUARTER 2026

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Three Months Ended March 31,
	2026	2025
Oil gross revenue	$21,844	$18,048
Natural gas gross revenue	1,562	1,318
NGL gross revenue	1,258	1,654
Oil and Gas gross revenue	24,664	21,020

Adjusted EBITDA(1)	14,818	12,820
Capital expenditures	1,872	9,953

Statistics:
Average oil production (BOPD)	3,452	2,844
Average natural gas production (MCFPD)	3,624	3,803
Average NGL production (BOEPD)	629	599
Average production (BOEPD)	4,685	4,077

Average oil price ($/Bbl)	$70.31	$70.51
Average natural gas price ($/mcf)	4.79	3.85
Average NGL price ($/Bbl)	22.21	30.67

Average price per barrel	$58.49	$57.28
Royalties per barrel	12.08	12.66
Operating expenses per barrel(3)	8.00	7.07
Netback from operations(2)	38.41	37.55
Price adjustment from commodity contracts (BOE)	(0.69)	-
Netback including commodity contracts (BOE)(2)	$37.72	$37.81

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(3)	Operating expenses include compressor costs of $0.4 million in the first quarter of 2026 and $0.4 million in the first quarter of 2025 that are accounted for as a lease under IFRS 16.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three months ended March 31, 2026 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

	Three months ended March 31,
(US $000)	2026	2025
Net income	4,027	5,765

Adjustments:
Income tax expense	1,381	1,981
Finance income	(2)	(8)
Finance expense	4,296	783
Share based compensation	365	237
General and administrative expenses	1,523	1,325
Depletion, depreciation and amortization	5,045	4,063
Other income	-	(1)
Operating netback	16,635	14,145

Netback from operations	$38.41	$37.55

The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

	Three months ended March 31,
(US $000)	2026	2025
Net income	4,027	5,765
Depletion, depreciation and amortization	5,045	4,063
Accretion	67	51
Interest expense	1,057	696
Unrealized (gain) loss on commodity contracts	2,877	35
Share based compensation	365	237
Other income	-	(1)
Income tax expense	1,381	1,981
Interest income	(2)	(8)
Foreign currency loss	1	1

Adjusted EBITDA	14,818	12,820

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to tight oil, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected increases in production and cash flow, the Company’s reserves based loan facility, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will reduce its debt level down to its forecasted net debt of $25 to $30 million by the end of 2026, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com